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SECURITIES AND EXCHANGE COMMISSION

13025416

SEC Mail Processing Section JUL 22 2013 Washington DC 401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 4/1/12 and ending 3/31/13

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Rockfleet Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
45 Rockefeller Plaza Suite 2000
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Catherine M. Corrigan (212) 257-2205
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OD 7/31/13

OATH OR AFFIRMATION

I, **Catherine M. Corrigan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Rockfleet Financial Services, Inc. as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President and CEO
Title

Notary Public

6/13/13

BETTY MARINO
Notary Public, State of New York
No. 01MA6234784
Qualified in Nassau County
Commission Expires January 24, 2015

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKFLEET FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2013

SEC
Mail Processing
Section
JUL 22 2013
Washington DC
401

ROCKFLEET FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2013

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Rockfleet Financial Services, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Rockfleet Financial Services, Inc. (the Company) as of March 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statement, the Company has incurred a significant net loss in 2013 that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 9. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rockfleet Financial Services, Inc. as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
July 19, 2013

ROCKFLEET FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2013

ASSETS

Cash	$ 309
Receivable from broker/dealers	62,275
Office furniture and equipment at cost, net of $22,537 accumulated depreciation	2,257
Other assets	17,958
TOTAL ASSETS	$ 82,799

LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES	
Accounts payable and accrued expenses	$ 18,137
Payable to broker/dealers	2,508
Subordinated liabilities	120,000
Total Liabilities	$ 140,645
SHAREHOLDERS' DEFICIT	
Common stock no par value; authorized 10,000 shares; issued and outstanding 1,680 shares	$ 1,679,768
Retained earnings (deficit)	(1,737,614)
Total Shareholders' Deficit	$ (57,846)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ 82,799

ROCKFLEET FINANCIAL SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2013

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Rockfleet Financial Services, Inc. (the "Company") was incorporated in the state of Delaware on December 11, 2008. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began in March 2010.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, municipalities, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Depreciation - Depreciation of furniture and equipment was provided for using the straight-line method over five years.

Stock Compensation - The Company recognizes compensation expense for stock awards granted in accordance with FASB ASC 718, Stock Compensation.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value cash and certain amounts included in receivable from broker/dealers on the statement of financial condition.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

Clearing Agreement - To facilitate securities transactions on behalf of its customers, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

The Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 3 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *(Continued)*

Effective March 2013, the Company converted its Clearing Broker/dealer. The initial term of the new clearing agreement is three years with minimum clearing charges of $2,500 per month. The Company is also required to maintain a $100,000 deposit with the Clearing Broker/dealer, of which, per the agreement, $50,000 has been made at March 31, 2013, to assure the Company's performance under this agreement. This amount is included with "Receivable from broker/dealers" on the statement of financial condition. After the end of the initial term, either party may terminate the agreement with 45 days prior written notification.

NOTE 4 - LEASE COMMITMENTS

The Company leases its office space under a quarterly agreement for $5,400 per month. The total expenditures for office space for the year ended March 31, 2013 were $67,546. This amount includes additional charges pursuant to the lease agreement.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2013, the Company's net capital and required net capital were $41,939 and $100,000, respectively, resulting in a net capital deficiency of $58,061. The ratio of aggregate indebtedness to net capital was 45%.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at March 31, 2013, are as listed below. The subordinated lenders are shareholders of the Company.

Subordinated Loans		
6.25%	Due April 11, 2016	$ 65,000
6.25%	Due April 25, 2016	55,000
Total Subordinated Liabilities		$ 120,000

The subordinated borrowings are covered by agreements currently pending approval by FINRA. Although Management has not received approval for the extension, Management anticipates FINRA approval; therefore, the borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2009.

NOTE 8 - RELATED PARTY

During the year ended March 31, 2013, the Company compensated two of its officers with 105 shares of common stock in lieu of cash compensation.

NOTE 9 - MANAGEMENT PLANS

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. Although the Company incurred significant losses for the year ended March 31, 2013, due in part to loss of revenue during its Clearing Broker/dealer conversion, management believes it has taken the necessary steps to significantly reduce costs, increase revenues and, as a result, significantly reduce the operating losses and potentially return to profitability.

Management believes the overall municipal insurance industry in 2013 will increase compared to 2012. This overall growth in the industry will lead to new revenues for the Company. Additionally, the Company's CEO is dually registered with another broker/dealer that will enable the Company to service an expanded base of retail accounts.

The ability of the Company to continue as a going concern is dependent on the success of the plan outline by the Company above, availability to additional financing or availability to additional capital contributions.